Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR JANUARY 2025
PANAMA CITY, February 11, 2025 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for January 2025:

Operating Data	January 2025	January 2024	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,774.6	2,273.2	22.1%
RPM (mm) (2)	2,396.2	1,938.6	23.6%
Load Factor (3)	86.4%	85.3%	1.1	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For January 2025, Copa Holdings' capacity (ASMs) increased by 22.1%, while system-wide passenger traffic (RPMs) increased by 23.6%, compared to 2024. As a result, the system load factor for the month was 86.4%, 1.1 percentage points higher than in January 2024. These results include the effect of the partial grounding of the Company's Boeing 737 MAX-9 fleet in January 2024.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.
CPA-G
CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774